FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EARLY WARNING REPORT
(a)	Name and address of the offeror:
Arlan J. Miller
Denver, Colorado
USA
(b)
The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired in those circumstances;

The Offeror has acquired 746,750 common shares in Wex Pharmaceuticals Inc. (the “Offeree Issuer”)
(c)	The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities referred to in paragraph (b) over which:
(i)	the offeror, either alone or together with any joint actors, has ownership and control:

3,834,850 Common Shares (10.94%) of the Offeree Issuer.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.
(d)	the name of the market in which the transaction or occurrence that gave rise to the news release took place:
The acquisition took place privately.
(e)
the purpose of the offeror, and any joint actors in effecting the transaction or occurrence that gave rise to the new release, including any intention to acquire ownership of, or control over, additional securities of the Offeree Issuer:

The Offeror acquired these securities for investment purposes. It is the Offeror’s intention to evaluate the investment in the Offeree Issuer and to increase or decrease shareholdings as circumstances require.

(f)
the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Offeree Issuer entered into by the offeror, or any joint actor, and the Offeree Issuer or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.
(g)	the name of any joint actors in connection with the disclosure required hereby:
Not applicable.
(h)
in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and

Private purchase — $321,102.50
(i)
if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirement or part 4 in respect of the reporting issuer’s securities.

Not applicable.
DATED: April 28, 2006

“R. Gordon Cormie” Arlan J. Miller, by his counsel and agent in this regard R. GORDON CORMIE

WEX PHARMACEUTICALS INC.
Suite 801 — 700 west Pender St
Vancouver, BC Canada V6C1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

12/06	May 1, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CORPORATE UPDATE
1. WEX FILES AN INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FDA
Vancouver, BC (May 1, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the Company has filed an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™, derived from tetrodotoxin (“TTX”), under a US-IND number.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
2. WEX INITIATES A DETAILED ANALYSIS OF THE DATA OF PHASE IIb/III STUDY
The Company also takes this opportunity to update its clinical development plan, further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain as announced by the Company on March 5, 2006. As all of the clinical sites involved are now closed, post-trial activities will be initiated.
The DMC conducted an interim analysis and concluded that, based on the efficacy analysis, tetrodotoxin would not prove its primary endpoint, that is, a statistical difference from placebo in pain reduction. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed". This indicates that in addition to the pain intensity reduction, all the remaining data collected during the study should be carefully analyzed.

The Company has developed a strategic plan to make a detailed analysis of the data generated by the Canadian Phase IIb/III study. Parameters such as decreased intake of opioids and analgesics, and assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and the other secondary endpoints (improvement of quality of life, mood, activity, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed within the next two months.
The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
“After looking at some of the data, I still believe the Company has the right technology to address moderate to severe inadequately controlled cancer-related pain,” said Dr. Howard Cohen, Pain Medicine Specialist and Director of the Company. “We believe the clinical effects we are seeing with the drug are consistent with what we found in the previous Phase IIa trial. There are some report cases where patients experienced dramatic pain reductions on TTX and who have continued to benefit from the drug when dosed repeatedly in the long term continuation study. The latest trial has provided us with some exciting new information that we are compelled to analyze in more detail.”
“I continue to believe that Tectin™ is a valuable product and warrants future investment,” said Dr. Edge Wang, Chief Executive Officer of the Company. “My immediate focus will be to expedite a quick and thorough evaluation of the data to determine the next steps for advancing Tectin™ through the regulatory approval process. The Company is planning to pursue a partnership more aggressively for TTX products for the North American market. I am also looking for ways to increase our product pipeline and income opportunities by the acquisition of new drugs and technologies.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX Pharmaceuticals Inc.

For Immediate Release	April 28, 2006
Calgary, Alberta — Arlan J. Miller (“Miller”) of Denver, Colorado announced today he has acquired 746,750 Common Shares in Wex Pharmaceuticals Inc. (“Wex”) increasing his holdings in Wex to 3,834,850 common shares which represents 10.945 of the issued and outstanding shares of Wex on a partially diluted basis.
Miller has purchased these securities for investment purposes and may increase or decrease his beneficial ownership of securities of Wex depending upon future market conditions.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
(The “Company”)
Item 2. Date of Material Change
March 17, 2006
Item 3. News Release
The news release dated March 17, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
On March 17, 2006, WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced that it is reducing its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs. Dr. Jean Bourgouin, Executive Vice President/Chief Medical Officer, will leave his position with the Company.
Item 5. Description of Material Change
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that it is reducing its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs. The Company will also be taking additional measures to extend its financial resources to allow for the continued development of its lead product candidate Tectin™.
Dr. Jean Bourgouin, Executive Vice President/Chief Medical Officer, will leave his position with the Company. Dr. Bourgouin will remain with the Company as a member of the Scientific Advisory Board and has agreed to provide future services to the Company on a consulting basis.
A copy of the press release is attached hereto as Schedule “A”.
Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
May 5, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

09/06	March 17, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CORPORATE RESTRUCTURING
Vancouver, BC (March 17, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that it is reducing its workforce in North America by more than 50% for an expected cost saving of approximately $1,000,000 per year in direct salaries and related costs. The Company will also be taking additional measures to extend its financial resources to allow for the continued development of its lead product candidate Tectin™.
Dr. Jean Bourgouin, Executive Vice President/Chief Medical Officer, will leave his position with the Company. Dr. Bourgouin will remain with the Company as a member of the Scientific Advisory Board and has agreed to provide future services to the Company on a consulting basis.
“We have to significantly reduce the size of our workforce in order to focus sufficient financial resources on the continued development of Tectin™,” said Dr. Edge Wang. “It is extremely difficult to lay off so many talented and dedicated colleagues. However, we are determined to overcome the recent setback in our clinical development to achieve our fundamental corporate goal of bringing Tectin™ to patients as a promising new therapeutic for pain management.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
(The “Company”)
Item 2. Date of Material Change
April 25, 2006
Item 3. News Release
The news release dated April 25, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
On April 25, 2006, WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced that Bill Chen, MSc., MBA,CPA has been named Chief Financial Officer. Trevor Sinclair has resigned from the position as the interim Chief Financial Officer.
Item 5. Description of Material Change
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced is pleased to announce that Bill Chen, MSc., MBA,CPA has been named Chief Financial Officer. Trevor Sinclair has resigned from the position as the interim Chief Financial Officer.
Bill Chen is a Certified Public Accountant with years of senior management experience in public and private industry. Mr. Chen has held such positions as Senior Business Advisor at Ernst & Young, Senior Financial Advisor at IBM Global Services and Chief Financial Officer at Ashland Inc., China Operations. Most recently Bill Chen has been working with several smaller companies providing financial restructuring advisory services and managing equity and debt financings.
A copy of the press release is attached hereto as Schedule “A”.

Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
May 5, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

11/06	April 25, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
APPOINTMENT OF CHIEF FINANCIAL OFFICER
Vancouver, BC (April 25, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that Bill Chen, MSc., MBA,CPA has been named Chief Financial Officer. Trevor Sinclair has resigned from the position as the interim Chief Financial Officer.
Bill Chen is a Certified Public Accountant with years of senior management experience in public and private industry. Mr. Chen has held such positions as Senior Business Advisor at Ernst & Young, Senior Financial Advisor at IBM Global Services and Chief Financial Officer at Ashland Inc., China Operations. Most recently Bill Chen has been working with several smaller companies providing financial restructuring advisory services and managing equity and debt financings.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
(The “Company”)
Item 2. Date of Material Change
March 5, 2006
Item 3. News Release
The news release dated March 5, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
On March 5, 2006, WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced the recommendation of the Data Monitoring Committee (“DMC”) following an interim analysis of its Canadian Phase IIb/III clinical trial of Tetrodotoxin (Tectin™). The Company will thus halt the future enrolment of patients at all the study sites of the current Phase IIb/III trial and proceed to a detailed analysis of the results with the objective to identify a subset of patients who could potentially benefit from the drug.
Item 5. Description of Material Change
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the recommendation of the Data Monitoring Committee (“DMC”) following an interim analysis of its Canadian Phase IIb/III clinical trial of Tetrodotoxin (Tectin™), an investigational drug for the management of cancer-related pain.
The interim analysis was performed after 73 patients (half the projected total patient sample size) were enrolled and completed the study. The DMC did not have any serious concern about the safety profile of Tectin™. The results of the primary efficacy outcomes demonstrated unfavourable results leading to the recommendation to terminate the current Phase IIb/III trial.
The Company will thus halt the future enrolment of patients at all the study sites of the current Phase IIb/III trial and proceed to a detailed analysis of the results with the objective to identify a subset of patients who could potentially benefit from the drug. Results of this analysis will also serve to adjust the Tectin™ development plan whereby the cancer-related pain strategy could be modified as well as other types of pain could become new targets for future trials.

The Company will further control its spending by reducing its workforce and taking additional measures to extend the financial resources to allow the continued development of the Company’s lead product candidate Tectin™.
A copy of the press release is attached hereto as Schedule “A”.
Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
May 5, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

07/06	March 5, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
TECTIN™ PHASE IIB/III INTERIM ANALYSIS
Vancouver, BC (March 5, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced the recommendation of the Data Monitoring Committee (“DMC”) following an interim analysis of its Canadian Phase IIb/III clinical trial of Tetrodotoxin (Tectin™), an investigational drug for the management of cancer-related pain.
The trial is a multi-center, double-blind, randomized, placebo-controlled, parallel designed trial to assess the efficacy and safety of Tectin™ for inadequately controlled, moderate to severe cancer-related pain. The interim analysis was performed after 73 patients (half the projected total patient sample size) were enrolled and completed the study. The primary objective of the DMC was to evaluate the unblended results on the primary efficacy outcome, review the safety data and make recommendation to the trial sponsor regarding continuation or early termination of the study based on a conditional power approach. The DMC did not have any serious concern about the safety profile of Tectin™. The results of the primary efficacy outcomes demonstrated unfavourable results leading to the recommendation to terminate the current Phase IIb/III trial.
The Company will thus halt the future enrolment of patients at all the study sites of the current Phase IIb/III trial and proceed to a detailed analysis of the results with the objective to identify a subset of patients who could potentially benefit from the drug. Results of this analysis will also serve to adjust the Tectin™ development plan whereby the cancer-related pain strategy could be modified as well as other types of pain could become new targets for future trials.
“We are obviously disappointed by the recommendation following this interim analysis but will evaluate further the study data to increase our knowledge on the pharmacology of Tectin™ and identify new opportunities.” said Dr Jean Bourgouin, Chief Medical Officer of the Company.
“The unexpected recommendation following the interim analysis of Tectin™ Phase IIb/III study is a temporary setback for the company. However, I remain confident that we have the right product platform for a pain therapeutic that addresses a significant unmet medical need and that targets a key segment of the large pain market. A full review of the data, supported by clear scientific rationale, will help us in the design of clinical protocols for planned future studies, including a planned study under a US IND.” said Dr Edge Wang, Chief Executive Officer of the Company. “I believe that our European partner will also benefit from the interim results in the design of our European trials.”

The Company will further control its spending by reducing its workforce and taking additional measures to extend the financial resources to allow the continued development of the Company’s lead product candidate Tectin™.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
1601 — 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
(The “Company”)
Item 2. Date of Material Change
May 1, 2006
Item 3. News Release
The news release dated May 1, 2006 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
1. WEX FILES AN INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FDA
On May 1, 2006, WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced that the Company has filed an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™, derived from tetrodotoxin (“TTX”), under a US-IND number.
2. WEX INITIATES A DETAILED ANALYSIS OF THE DATA OF PHASE IIb/III STUDY
The Company has developed a strategic plan to make a detailed analysis of the data generated by the Canadian Phase IIb/III study.
Item 5. Description of Material Change
1. WEX FILES AN INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FDA
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the Company has filed an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™, derived from tetrodotoxin (“TTX”), under a US-IND number.

This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
2. WEX INITIATES A DETAILED ANALYSIS OF THE DATA OF PHASE IIb/III STUDY
The Company also takes this opportunity to update its clinical development plan, further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain as announced by the Company on March 5, 2006. As all of the clinical sites involved are now closed, post-trial activities will be initiated.
The DMC conducted an interim analysis and concluded that, based on the efficacy analysis, tetrodotoxin would not prove its primary endpoint, that is, a statistical difference from placebo in pain reduction. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”. This indicates that in addition to the pain intensity reduction, all the remaining data collected during the study should be carefully analyzed.
The Company has developed a strategic plan to make a detailed analysis of the data generated by the Canadian Phase IIb/III study. Parameters such as decreased intake of opioids and analgesics, and assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and the other secondary endpoints (improvement of quality of life, mood, activity, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed within the next two months.
The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
A copy of the press release is attached hereto as Schedule “A”.

Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
May 5, 2006

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

12/06	May 1, 2006
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
CORPORATE UPDATE
1. WEX FILES AN INVESTIGATIONAL NEW DRUG APPLICATION WITH THE FDA
Vancouver, BC (May 1, 2006) -WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the Company has filed an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™, derived from tetrodotoxin (“TTX”), under a US-IND number.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
2. WEX INITIATES A DETAILED ANALYSIS OF THE DATA OF PHASE IIb/III STUDY
The Company also takes this opportunity to update its clinical development plan, further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain as announced by the Company on March 5, 2006. As all of the clinical sites involved are now closed, post-trial activities will be initiated.
The DMC conducted an interim analysis and concluded that, based on the efficacy analysis, tetrodotoxin would not prove its primary endpoint, that is, a statistical difference from placebo in pain reduction. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed". This indicates that in addition to the pain intensity reduction, all the remaining data collected during the study should be carefully analyzed.

The Company has developed a strategic plan to make a detailed analysis of the data generated by the Canadian Phase IIb/III study. Parameters such as decreased intake of opioids and analgesics, and assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and the other secondary endpoints (improvement of quality of life, mood, activity, sleep, etc.), which were not examined by the DMC, will be evaluated in this analysis. The analysis is expected to be completed within the next two months.
The Company will then consult the concerned regulatory agencies regarding further clinical development for Tectin™ in refractory, malignant cancer pain.
“After looking at some of the data, I still believe the Company has the right technology to address moderate to severe inadequately controlled cancer-related pain,” said Dr. Howard Cohen, Pain Medicine Specialist and Director of the Company. “We believe the clinical effects we are seeing with the drug are consistent with what we found in the previous Phase IIa trial. There are some report cases where patients experienced dramatic pain reductions on TTX and who have continued to benefit from the drug when dosed repeatedly in the long term continuation study. The latest trial has provided us with some exciting new information that we are compelled to analyze in more detail.”
“I continue to believe that Tectin™ is a valuable product and warrants future investment,” said Dr. Edge Wang, Chief Executive Officer of the Company. “My immediate focus will be to expedite a quick and thorough evaluation of the data to determine the next steps for advancing Tectin™ through the regulatory approval process. The Company is planning to pursue a partnership more aggressively for TTX products for the North American market. I am also looking for ways to increase our product pipeline and income opportunities by the acquisition of new drugs and technologies.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Don Evans, V.P. Corporate Communications at 604-683-8880 or 1-800-722-7549.

May 17, 2006
To the Following Securities Commission(s):
Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission
To the Following Stock Exchange(s):
Toronto Stock Exchange
Dear Sirs:

Re:	Annual Meeting Wex Pharmaceuticals Inc. ISIN Number CA 962084 10 9 3
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

Date of Meeting:	August 11, 2006
Record date for Notice:	June 27, 2006
Record date for Voting:	June 27, 2006
Beneficial Ownership Determination date: Securities Entitled to Notice:	June 27, 2006 Common Shares
Securities Entitled to Vote:	Common Shares
Special Business:	No
Yours truly,
CIBC MELLON TRUST COMPANY
“Gilda Brombal”
Client Services
/gb
CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9
CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer